UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70469

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Greenbird Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2500 N Military Trail, Suite 120
(No. and Street)

Boca Raton	FL	33431
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jon Nixon	516-490-8400	jnixon@goldcrestcpa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nikolas Costello, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Greenbird Capital LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

03/24/2025

Signature: [signature]

Title: CEO

Notary Public

Notary Public State of Florida
Maria Cristina Gascon
My Commission
HH 245163
Exp. 3/27/2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GREENBIRD CAPITAL LLC

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC
ACCOUNTING FIRM

DECEMBER 31, 2024

Greenbird Capital LLC
Financial Statements
December 31, 2024

CONTENTS

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770 690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Greenbird Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Greenbird Capital LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II, and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2020.

April 14, 2025
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

Greenbird Capital LLC
Statement of Financial Condition
December 31, 2024

ASSETS		
Cash	$	16,933
Due From Clearing Firm		66,260
Deposit With Clearing Firm		54,264
Prepaid Expenses and Other		37,140
Right of Use Asset		28,459
Property and Equipment; Net of Accumulated Depreciation of $15,062		3,354
Total Assets	$	206,410
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Lease Liability	$	28,690
Accounts Payable and Accrued Expenses		9,040
Total Liabilities		37,730
Member's Equity		168,680
Total Liabilities and Member's Equity	$	206,410

The accompanying notes are an integral part of these financial statements.

Greenbird Capital LLC
Statement of Operations
Year Ended December 31, 2024

Revenues		
Commissions and Fees	$	458,380
Private Placements		270,796
Interest and Dividends		3,173
Principal Transactions		(498)
Total Revenues		731,851
Expenses		
Professional Fees		60,354
Clearing Costs		76,964
Occupancy and Equipment		35,745
Technology and Communications		17,557
Other		59,735
Total Expenses		250,355
Net Income	$	481,496

The accompanying notes are an integral part of these financial statements.

Greenbird Capital LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2024

Balance - January 1, 2024	$	187,314
Distributions		(500,130)
Net Income		481,496
Balance - December 31, 2024	$	168,680

The accompanying notes are an integral part of these financial statements.

Greenbird Capital LLC
Statement of Cash Flows
Year Ended December 31, 2024

Cash Flows From Operating Activities:	
Net Income	$ 481,496
Items Which do not Impact Cash:	
Depreciation	3,683
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Changes in Assets and Liabilities	
Prepaid Expenses and Other	(4,751)
Right of Use Asset	(28,459)
Deposit With Clearing Firm	(2,306)
Due From Clearing Firm	(33,589)
Accounts Payable and Accrued Expenses	(1,612)
Lease Liability	28,690
Net Cash Provided by Operating Activities	443,152
Cash Flows From Financing Activities:	
Distributions	(500,130)
Cash Flows Used in Financing Activities	(500,130)
Net Decrease in Cash	(56,978)
Cash - Beginning of Year	73,911
Cash - End of Year	$ 16,933

The accompanying notes are an integral part of these financial statements.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Greenbird Capital LLC (the "Company") is wholly owned by Greenbird Holdings LLC (the "Member"). The Company is a registered broker dealer organized under the laws of the state of New York on October 25, 2019. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority ("FINRA") and the securities commissions of appropriate states. As a limited liability company, the Member's liability is limited to its investment.

The Company engages as a broker or dealer in retailing of corporate equity securities, corporate debt securities, mutual funds, structured notes and options trading. The Company additionally engages in the private placement of securities.

Cash: The Company maintains its cash balances in a high credit quality financial institution. The balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company is a single-member limited liability company and is considered a disregarded entity for federal income tax reporting purposes. Accordingly, the Company does not file a separate income tax return. The income or losses of the Company flow through to and are taxable to the individual owners of the Member. Therefore, no income taxes are reflected in the accompanying financial statements.

The Company has adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification 740-10 (ASC 740-10), Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.

The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Revenue from contracts with customers includes commission income and fees and fees from private placement services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission and other transactional fees.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued):
Commissions and fees charged to customers as well as related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

The Company recognizes fees from private placements upon the sale of each interest in an offering as this satisfies the only performance obligation identified by the Company.

Securities Transactions: Proprietary securities transactions in regular-way trades are recorded on the trade date as if settled. Profit and loss from all securities transactions entered into for the account and risk of the Company are reflected as principal transactions in the accompanying Statement of Operations.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $120,629 which was $115,629 above its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 0.08 to 1.00

NOTE C - OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

NOTE D - DUE FROM AND DEPOSIT WITH CLEARING FIRM

The Company clears all proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The fully disclosed clearing agreement requires a deposit with the clearing firm in cash or securities. Provided the Company is not in default of its obligations or liabilities to the clearing firm, the clearing firm will return the deposit following termination of the fully disclosed clearing agreement.

The receivable from the Company's clearing firm arises from the clearing agreement.

NOTE E - CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2024.

NOTE F - LEASES

The Company leases office space under a non-cancelable operating lease expiring in August 2026. The Company recognizes and measures its lease in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and/or when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the Company was not readily determinable and accordingly, the Company used an incremental borrowing rate of 5% based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease costs for lease payments are recognized on a straight-line basis over the lease term.

Maturity of the lease liability under the non-cancelable operating lease is as follows:

Year Ending December 31,	
2025	$ 18,671
2026	12,694
Total	$ 31,365

Total undiscounted lease payments	$ 31,365
Less imputed interest	(2,675)
Total lease liability	$ 28,690

The Company's office space lease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e. building's property taxes, insurance and common maintenance). These variable lease payments are not included in lease payments used to determine lease liability and are thus recognized as variable costs when incurred.

The total lease cost including variable costs associated with all leases for the year ended December 31, 2024 was $32,062.

The Company has elected, for all underlying classes of assets, to not recognize right of use (ROU) assets and lease liabilities for short term leases that have a lease term of 12 month or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

NOTE G - RELATED PARTY TRANSACTIONS

The Company earned all private placement revenues from its sale of interests in a fund in which the manager of the fund is wholly owned by the owners of the Company's Member. There are no amounts receivable from the related party at December 31, 2024, from the Company's sale of such interests.

NOTE G - RELATED PARTY TRANSACTIONS- Continued

At times, the Member pays operating expenses on behalf of the Company for which the Member subsequently seeks reimbursement. There are no amounts due by the Company at December 31, 2024, arising from the Member's payment of such expenses.

Financial position and results of operations could differ from the amounts in the accompanying financials statements if these transactions with related parties did not exist.

NOTE H – CONCENTRATIONS

All of the Company's private placement revenue was earned from the sale of interests in one fund.

NOTE I – FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which priorities the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Quoted prices in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.

Level 2: Inputs (other than quoted prices) that are observable for the asset or liability either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability developed using estimates and assumptions which reflect those that market participants would use. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for securities owned included within the Company's clearing deposit as of December 31, 2024:

	Fair Value Measurements December 31, 2024	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Exchange Traded Fund	$ 49,814	$ 49,814	$ -	$ -
Corporate Bond	1,702	-	1,702	
Total	$ 51,516	$ 49,814	$ 1,702	$ - -

NOTE J – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including retail brokerage and private placement of securities. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note B), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitutes a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

SUPPLEMENTAL INFORMATION

Greenbird Capital LLC
Schedule I
Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission

December 31, 2024

Member's Equity	$	168,680
Non-allowable Assets		
Prepaid Expenses and Other		37,140
Property and Equipment, Net		3,354
Total Non-Allowable Assets		40,494
Net Capital Before Haircuts		128,186
Haircuts		7,557
Net Capital		120,629
Minimum Net Capital Requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness		5,000
Excess Net Capital	$	115,629
Aggregate Indebtedness	$	9,271
Ratio of Aggregate Indebtedness to Net Capital		0.08 to 1.00

Reconciliation with the Company's Computation included in Part IIA of Form X-17-A-5 as of December 31,2024:

There is no significant difference between the above computation of net capital and the corresponding computation reported in the Part IIA Form X-17A-5 as of December 31, 2024

Greenbird Capital LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company also does not claim an exemption from Rule 15c3-3 pertaining to certain other business activities that the Company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073. The Company does not hold customer funds or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

With respect to the Information Relating to the Possession or Control Requirements under Rule 15c3-3, the Company also does not claim an exemption from Rule 15c3-3 pertaining to certain other business activities that the Company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Greenbird Capital LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Greenbird Capital LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Greenbird Capital LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Greenbird Capital LLC stated that Greenbird Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Greenbird Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Greenbird Capital LLC also filed its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Greenbird Capital LLC limits its other business activities to (1) proprietary trading and (2) receiving transaction-based compensation for placement services to customers consisting of capital raising activity and Greenbird Capital LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Greenbird Capital LLC); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Greenbird Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934 as well as in Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

April 14, 2025
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

GREENBIRD CAPITAL LLC

EXEMPTION REPORT

Greenbird Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

2) The Company met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2024, without exception.

3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 are limited to (1) proprietary trading and (2) receiving transaction-based compensation for placement services to customers consisting of capital raising activity and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2024, without exception.

Nikolas Costello, CEO
April 14 , 2025